Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-148512
January 28, 2008
ATA Inc.
ATA Inc., or ATA, has filed a registration statement on Form F-1, including a prospectus, with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents ATA has filed with the SEC for more complete information about ATA and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents ATA has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, ATA, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-500-5408. You may also access ATA’s most recent prospectus dated January 28, 2008 included in Amendment No. 2 to the registration statement on Form F-1 by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1420529/000114554908000147/h00839a2fv1za.htm.
This free writing prospectus reflects the following amendments that were made in Amendment No. 2 to ATA’s registration statement on Form F-1.
I. We have revised pages (ii), 1, 2, 56, 98 and 99 of the registration statement, as well as the “Industry” section on pages 95-97, to remove all data from and references to a certain third-party industry research firm and its report as follows:
A. Last paragraph of “Conventions That Apply to This Prospectus” on page (ii) as amended:
          This prospectus contains information and statistics relating to China’s economy and the industries in which we operate derived from various publications issued by Chinese governmental entities and other third parties which have not been independently verified by us, the underwriters or any of their respective affiliates or advisers. The information in such third-party sources may not be consistent with other information compiled in or outside China. We have taken such care as we consider reasonable in the reproduction and extraction of information from third-party sources.
B. First paragraph of “Our Business” on page 1, as amended:
          We believe that, based on our industry experience, we are the leading provider of computer-based testing services in China, with the largest market share in terms of revenue in 2006. We also provide career-oriented, test-based educational programs and test preparation solutions in China. To comply with PRC law, we operate the online portion of our test preparation solutions business through a series of contractual arrangements with ATA Online (Beijing) Education Technology Limited, or ATA Online, a PRC entity owned by two of our founders and over which we do not have direct control or direct oversight. Our clients include |professional associations, such as the China Banking Association and the Securities Association of China, which accounted for 19.5% and 4.2%, respectively, of our net revenues for the six months ended September 30, 2007, Chinese governmental agencies, including the PRC Ministry of Labor, which accounted for 8.5% of our net revenues for the same period, well-known IT vendors, Chinese educational institutions, distributors of our test preparation software products, and individual test preparation services consumers. During the six months ended September 30, 2007, approximately two million tests were delivered using our computer- based testing technologies and services.
C. Second paragraph of “China’s Testing and Education Markets” on page 2, as amended:
          We believe that China has one of the world’s largest testing markets in terms of test takers. Testing has played a prominent role in Chinese society for centuries, and this long tradition of testing extends to professional associations and businesses in China that rely on tests to issue professional licenses and certifications, assess ongoing professional skills and select job candidates. As China’s economy has modernized and become more dependent on technology, a growing number of test sponsors have adopted computer-based tests in place of traditional paper-based tests. Computer-based tests offer key advantages over traditional paper-based tests, including easier administration, reduced scoring errors, greater data security and quicker results analysis. Test sponsors are increasingly outsourcing the design and delivery of computer-based tests to third-party service providers.
D. First paragraph of “Our Business” on page 56, as amended:
          We believe that, based on our industry experience, we are the leading provider of computer-based testing services in China, with the largest market share in terms of revenue in 2006. We also provide career-oriented test-based educational programs and test preparation solutions. To comply with PRC law, we operate the online portion of our test preparation solutions business through a series of contractual arrangements with ATA Online (Beijing) Education Technology Limited, or ATA Online, a PRC entity owned by two of our founders and over which we do not have direct control or direct oversight. We have experienced significant growth in our business during the fiscal year ended March 31, 2007. Our total net revenues have increased from RMB69.0 million for the fiscal year ended March 31, 2006 to RMB84.9 million ($11.3 million) for the fiscal year ended March 31, 2007, and from RMB32.4 million for the six months ended September 30, 2006 to RMB76.2 million ($10.2 million) for the six months ended September 30, 2007. We had net losses of RMB24.8 million and RMB16.8 million for the fiscal years ended March 31, 2006 and 2007, respectively, and net income of RMB8.5 million ($1.1 million) for the six months ended September 30, 2007.
E. “Industry” section on pages 95-97, as amended:
INDUSTRY
China’s Growing Economy and Service Sector
          China has one of the fastest growing economies in the world. China’s National Bureau of Statistics reported that China’s annual disposable income per urban resident increased from $1,028 in 2002 to $1,569 in 2006, representing a CAGR of 11.1%. As China’s economy continues to develop, its service industries are playing an increasingly important role. The tertiary sector, which is comprised mainly of service industries, accounted for approximately 39% of China’s GDP and employed approximately 32% of China’s total labor force in 2006, according to the National Bureau of Statistics of China.
China’s Testing Market
          We believe that China has one of the world’s largest testing markets in terms of number of test takers. Testing has played a prominent role in Chinese society for centuries, with successive Chinese dynasties and governments regularly administering standardized examinations as an integral part of selecting members of China’s civil service. This long tradition of testing continues today and its impact extends beyond government and education, with professional associations and businesses in China also relying on tests to issue professional licenses and certifications, assess ongoing professional skills, and select job candidates.
          China’s testing market is broken down into academic testing and licensure and certification testing. Academic testing includes tests that students take in conjunction with primary, secondary and post-secondary education, for example college and graduate school entrance examinations. Licensure and certification testing includes the assessment of professional qualifications and certifications in areas such as teaching, financial services and IT related certifications, as well as tests for specialized skills, such as foreign language proficiency. In addition to academic testing, licensure and certification testing represents a significant pool of test takers and a significant portion of the total amount spent on testing. We believe that licensure and certification testing in China will grow significantly more rapidly than academic testing over the next several years. According to CEIC Data Company, Ltd., there were approximately 3.7 million employees in the banking and insurance industries as of June 2007, and according to China’s Ministry of Education, approximately 11.2 million teachers involved in primary and secondary education throughout China in 2006. As licensure and certification testing continues to outgrow academic testing, we expect a corresponding increase in the number of candidates in the above industries.
Key Trends in China’s Testing Market

•	Increasing number of individuals seeking licensure and certification.. In many industries in China there is a shortage of highly skilled workers, especially workers who have proper licenses and qualifications. For example, China’s National Bureau of Statistics estimates that in 2006 there were only 68,000 registered employees in the securities industry in all of China. We believe that there is significant demand for employees with specialized skills, which we expect will lead to further demand for individuals seeking licensure and certification.

•	Increasing use of computer-based testing.. As China’s economy has modernized and become more dependent on technology, a growing number of test sponsors have adopted computer- based tests in place of traditional paper-based tests. Computer-based tests offer key advantages over traditional paper-based tests, including easier administration, reduced scoring errors, greater data security and quicker results analysis. We believe that use of computer-based tests, as a portion of all tests administered in China, will continue to increase for at least the next several years.

•	Increasing importance of performance-based testing. Traditional paper-based tests have limited ability to evaluate a test taker’s performance of specific tasks. Performance-based testing simulates a problem that requires the test taker to perform a series of hands-on tasks where a test taker’s problem-solving skills can be evaluated. An increasing number of test sponsors in a wide variety of industries are shifting from standard multiple-choice and fill-in-the blank tests, to performance-based tests. In addition, many academic institutions in China are also increasingly moving towards performance-based testing as a way to encourage students to learn not only concepts and theory but also the real-world application of such knowledge to make them more competitive in the career marketplace.

•	Increasing demand for IT certification tests using computer-based simulation technology. The demand for IT education in China is growing rapidly due to the nation’s growing IT sector. To meet the increasing need for skilled IT professionals in China, IT vendors are increasingly relying on certification programs centered on computer-simulated testing methods. These programs allow candidates to learn by doing and to build practical skills and experience through simulated- environment learning and testing.

•	Increasing demand for outsourced testing services. Traditionally, the development and delivery of tests have been handled in-house by education providers or test sponsors. However, the increasing use of computer-based tests and performance-based tests in recent years has created challenges for education providers and test sponsors that have made in-house test delivery and administration increasingly difficult. In order to cost-effectively respond to these challenges, education providers and test sponsors are increasingly outsourcing the design and delivery of their tests to third-party service providers.
The above key trends provide significant growth potential for computer-based testing service providers in China.
China’s Education Market
          China’s education market is experiencing rapid growth both in terms of the number of schools and the number of students, especially at the post-secondary higher education level. The number of students in post-secondary higher education programs has increased from 12.1 million in 2001 to over 25.0 million in 2006, according to China’s Ministry of Education. Moreover, spending on education has risen in recent years, as shown in the graph below.
China National Education Spending

Source: National Bureau of Statistics of the People’s Republic of China
As more people enter China’s job market with higher education levels, we expect that the competition for higher paying jobs will become more intense. Workers with comparable education levels will seek a competitive edge in testing for professional licenses and certifications. We believe that test takers in China spend significantly more time and money on test preparation and learning exercises than on actual test taking. As the number of tests and the number of test takers continue to grow in China, we believe that test preparation spending will continue to enjoy significant growth in the next decade.
Key Trends in China’s Education Market

•	Rapid growth of vocational education. The market for vocational education in China is expected to grow due to various demands, including demand from employers for skilled workers, demand from an increasing number of technical high school and junior college graduates seeking entry-level employment positions which require professional licenses and certifications, and demand from working people who wish to further their career and salary advancement potential. According to the Beijing Zhong Jing Zongheng Economic Research Institution, the career education and management education markets were valued at approximately $4.3 billion and $2.0 billion, respectively, in 2004, and are expected to grow to approximately $39.9 billion and $18.0 billion, respectively, in 2010.

We believe that Chinese vocational education providers are increasingly looking to source course content and learning materials from outside providers. In particular, we believe that an attractive opportunity exists for educational service providers who can provide effective learning programs that enable students to better prepare for and attain licenses and certifications in professions such as the IT industry and other industries requiring high technical competence or specialized knowledge and skills. According to the Beijing Zhong Jing Zongheng Economic Research Institution, China’s IT training market is estimated to grow from $533.8 million in 2006 to $1.3 billion in 2010, representing a CAGR of 25.7%.

•	Emergence of online education and test preparation market. The rise of Internet use in China is reflected in the growing number of Internet users in China. We believe that the number of Internet users in China is expected to reach approximately 150.1 million in 2007 and 196.4 million in 2011. As Internet usage becomes increasingly common, people are turning to online resources as a means of furthering their education and to prepare for various types of tests. Online education and test preparation provide students the flexibility to take interactive courses at times and in locations most convenient to them. Online education and test preparation are particularly attractive to working adults, and their employers, especially as they seek to combine work and their pursuit of higher level licenses and certifications. In addition, the Internet also enables educational service providers to reach and serve a broader base of students without substantial incremental costs such as the additional hiring of more teachers and usage of teaching facilities. According to the Beijing Zhong Jing Zongheng Economic Research Institution, China’s online education market was valued at approximately $1.9 billion in 2004 and is expected to grow to $4.0 billion by 2007.
F. First paragraph of “Overview” on page 98, as amended:
          We believe that, based on our industry experience, we are the leading provider of computer-based testing services in China, with the largest market share in terms of revenue in 2006. We also provide career-oriented, test-based educational programs and test preparation solutions in China. To comply with PRC law, we operate the online portion of our test preparation solutions business through a series of contractual arrangements with ATA Online (Beijing) Education Technology Limited, or ATA Online, a PRC entity owned by two of our founders and over which we do not have direct control or direct oversight. Our clients include professional associations, such as the China Banking Association and the Securities Association of China, which accounted for 19.5% and 4.2%, respectively, of our net revenues for the six months ended September 30, 2007, Chinese governmental agencies, including the PRC Ministry of Labor, which accounted for 8.5% of our net revenues for the same period, well-known IT vendors, Chinese educational institutions, distributors of our test preparation software products, and individual test preparation services consumers. During the six months ended September 30, 2007, approximately two million tests were delivered using our computer-based testing technologies and services.
G. First bullet point of “Ability to Provide Sophisticated and Large-Scale Testing Services” on page 99, as amended:

•	Track record of delivering large-scale computer-based tests. Through years of experience serving major test sponsors in China, we have developed considerable expertise in the delivery and administration of large-scale nationwide computer-based tests. Building upon this expertise, we have developed an advanced, secure and comprehensive test delivery platform. We believe that, based on our industry experience, we were the largest deliverer of computer-based testing services in China by revenues in 2006. We have delivered over 23 million tests since 1999, and in July 2007 delivered tests to more than 200,000 test takers in a single day for the China Banking Association, through our test delivery platform.
II. In compliance with Item 9 of Form 20-F, we have also updated the registration statement on pages 33, 134, 135 and 173 with regard to a potential allocation of our ADSs being offered in this offering to SB Asia Investment Fund II L.P. as follows:
A. Risk Factor on page 33, as amended:

A significant percentage of our outstanding common shares are held by a small number of our existing shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.
          Following this offering, four of our existing shareholders, Kevin Xiaofeng Ma, Lijun Mai, Walter Lin Wang and SB Asia Investment Fund II L.P., will beneficially own, collectively, approximately 61.8% of our outstanding common shares (assuming the conversion of all outstanding preferred shares into common shares and no ADSs being offered in this offering are sold to SB Asia Investment Fund II L.P.) or 59.7% if the underwriters exercise their option to purchase additional ADSs in full. Each of these shareholders is expected to be an affiliate within the meaning of the Securities Act after this offering, due to the size of their respective shareholdings in us after the offering. Following this offering, SB Asia Investment Fund II L.P. is expected to have one board representative on our five-director board, and will beneficially own approximately 29.3% of our outstanding common shares (assuming the conversion of all outstanding preferred shares into common shares and no ADSs being offered in this offering are sold to SB Asia Investment Fund II L.P.) or 28.3% if the underwriters exercise their option to purchase additional ADSs in full. To the extent that SB Asia Investment Fund II L.P. purchases any ADSs being offered in this offering, their shareholding will increase by such amount as they purchase. See “Principal Shareholders” and “Underwriting — Potential Allocation to SB Asia Investment Fund II L.P.” Accordingly, these shareholders have had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us.
B. Additional footnote to the table under “Principal Shareholders” on pages 134-135, as added:

Principal Shareholders:
SB Asia Investment Fund II L.P.(5)	12,707,436	37.8%	12,707,436	29.3	%(6)

(6)	Does not include any ADSs that SB Asia Investment Fund II L.P. may purchase in this offering. During the book-building process for this offering, the representative of the underwriters received an indication of interest from SB Asia Investment Fund II L.P. to purchase up to $10 million worth of our ADSs in this offering, or approximately 952,380 ADSs based on the assumed initial public offering price of $10.50 per ADS (the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus). Such ADSs, if any, would be sold to SB Asia Investment Fund II L.P. at the initial public offering price being offered in this offering on the same basis as the other ADSs being offered in this offering. To the extent that SB Asia Investment Fund II L.P. purchases any ADSs being offered in this offering, their shareholding will increase by such amount as they purchase. See “Underwriting — Potential Allocation to SB Asia Investment Fund II L.P.”
C. Second paragraph on page 173, as added:
        Potential Allocation to SB Asia Investment Fund II L.P.
          During the book-building process for this offering, the representative of the underwriters received an indication of interest from SB Asia Investment Fund II L.P. to purchase up to $10 million worth of our ADSs in this offering, or approximately 952,380 ADSs based on the assumed initial public offering price of $10.50 per ADS (the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus). Such ADSs, if any, would be sold to SB Asia Investment Fund II L.P. at the initial public offering price being offered in this offering on the same basis as the other ADSs being offered in this offering. Because indications of interest are not binding agreements or commitments to purchase, SB Asia Investment Fund II L.P. may decide to purchase only some of the ADSs for which it has indicated or to not purchase any ADSs in this offering. The number of ADSs available for sale to the general public will be reduced to the extent that SB Asia Investment Fund II L.P. is allocated and purchases those ADSs and, to the extent those ADSs are not allocated and purchased, the representatives of the underwriters will offer those ADSs to the general public on the same basis as the other ADSs being offered in this offering. SB Asia Investment Fund II L.P. has agreed that in the event it purchases any ADSs in this offering, it will not sell, transfer or otherwise dispose of, directly or indirectly, any such ADSs or securities convertible into or exchangeable or exercisable for or repayable with the common shares or ADSs, for a period of 180 days. See “—No Sale of Similar Securities,” “Principal Shareholders” and “Risk Factors—Risks Relating to This Offering—A significant percentage of our outstanding common shares are held by a small number of our existing shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.”